Exhibit 99.11

News release…

Date: 30 November 2005
Ref: PR447g

Rio Tinto agrees to sell its investment in Lihir

Rio Tinto today entered into contracts to sell its 14.46 per cent shareholding in Lihir Gold for approximately A$399 million (US$295 million). The shares will be sold in a block trade at a price of A$2.15 per share.

Commenting on the sale, Rio Tinto’s chief executive, Leigh Clifford, said: “Rio Tinto generally does not hold long term minority positions in other listed companies. Following our relinquishment of management rights announced on 16 September 2005, we have taken advantage of the current favourable market conditions to sell our holding in Lihir.”

[Note: The securities have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.]

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Note to editors

The block trade price of A$2.15 per share is at a discount of 3.2 per cent to the 1 week VWAP of A$2.22 per share.

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885